UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended	June 30, 2001

WISCONSIN CENTRAL TRANSPORTATION CORPORATION EMPLOYEE STOCK PURCHASE PLAN

(Full title of the Plan)

Wisconsin Central Transportation Corporation
(Employer sponsoring the Plan, issuer of the participations in the Plan and issuer of the shares held pursuant to the Plan)

6250 North River Road, Suite 9000 Rosemont, Illinois 60018

(Address of principal executive offices)

WISCONSIN CENTRAL TRANSPORTATION CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

Fiscal Year Ended June 30, 2001

CONTENTS

Independent Auditors' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Signatures

Index to Exhibits

Exhibit No. 23 - Consent of Independent Public Accountants

Independent Auditors' Report

To Wisconsin Central Transportation Corporation
Employee Stock Purchase Plan Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Wisconsin Central Transportation Corporation Employee Stock Purchase Plan (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2001.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
September 12, 2001

WISCONSIN CENTRAL TRANSPORTATION CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available For Benefits

June 30, 2001 and 2000

	June 30,

	2001	2000

Cash	$2,554	$2,000

Wisconsin Central Transportation Corporation employee stock options, at quoted fair market value (73,832 and 98,667 options, respectively, total cost $815,844 and $1,115,924 respectively)	1,235,209	1,313,258

Net assets available for benefits	$1,237,763	$1,315,258

The accompanying notes to financial statements are an
integral part of these financial statements.

WISCONSIN CENTRAL TRANSPORTATION CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

For the Fiscal Years Ended June 30, 2001, 2000 and 1999

	Fiscal Year Ended June 30,

	2001	2000	1999

Net assets available for benefits, beginning of fiscal year	$1,315,258	$1,642,036	$2,054,373

Increase (decrease) during year:

Participants' payroll deductions	818,398	1,117,924	1,396,646

Unrealized 15% discount on price of stock	143,972	197,334	245,390

Unrealized appreciation in the fair market value of stock options	275,393	—	—

Stock issued, at fair market value, and cash paid to participants	(1,315,258)	(1,642,036)	(2,054,373)

Net assets available for benefits, end of fiscal year	$1,237,763	$1,315,258	$1,642,036

The accompanying notes to financial statements are an
integral part of these financial statements.

WISCONSIN CENTRAL TRANSPORTATION CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(1)        Summary of Significant Accounting Policies

The financial statements of the Wisconsin Central Transportation Corporation Employee Stock Purchase Plan (the “Plan”) are prepared under the accrual method of accounting.  The Plan’s investments are stated at fair value.  All security transactions are recorded on a trade-date basis.

All administrative expenses of the Plan are paid by Wisconsin Central Transportation Corporation (the “Company”).

(2)        Description of Plan

The Plan was established by the Company to furnish eligible employees (see "Eligibility") of the Company and its participating subsidiaries a mechanism for voluntarily purchasing shares of the Company's common stock ("Common Stock") from the Company at a discount by exercising options to purchase Common Stock ("Options") under the Plan.  The Plan is administered by a Plan Administration Committee (the "Committee") composed of members of the Company's Board of Directors.  The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.  Under Internal Revenue Code (“IRC”) Section 423, the Plan is not subject to Federal income tax.  Eligible employees are subject to Federal income taxes.

             Eligibility

The Plan covers all full-time employees of the Company and its subsidiaries, other than Algoma Central Railway Inc., who have had at least twelve months of continuous service preceding the date of the grant of Options, except any employee owning 5% or more of the total voting stock of the Company and certain highly compensated employees ("Eligible Employees").  At June 30, 2001, 474 Eligible Employees participated in the Plan.

             Grant of Options

Under the Plan, the Company grants Options to all Eligible Employees once each year on a date selected by the Committee ("Date of Grant").  For the fiscal years ended June 30, 2001, 2000 and 1999, the Date of Grant was July 1, 2000, 1999 and 1998, respectively.  The term of each Option is twelve months beginning on the Date of Grant.  The last day of each option period is the date on which the applicable Options may be exercised ("Date of Exercise").  For the fiscal years ended June 30, 2001, 2000 and 1999, the Date of Exercise was June 30, 2001, 2000 and 1999, respectively.  The number of shares subject to Option for each participant is the quotient of the aggregate payroll deductions authorized by the participant for the option period divided by the applicable option price per share; provided, however, that the maximum number of shares for which Options may be granted to a participant for any option period shall not exceed $25,000 (as provided by Section 423(b) of the IRC) divided by the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant.  For purposes of the Plan, "fair market value" of the Common Stock on each of the Date of Grant, the Date of Exercise or other applicable date is determined on the basis of the per share closing price of the last sale of the Common Stock immediately prior to the applicable date as reported by NASDAQ or, if listed on a stock exchange, as reported in the published reports of composite transactions for the exchange.

Exercise of Options

Each participant is considered to have exercised his or her Option on the Date of Exercise to the extent of the maximum number of whole shares of the Company's Common Stock that may be purchased with the balance on that date in the participant's account under the Plan for such Option.  Any balance in such account after payment of the option price is refunded to the employee.  The Company issues to each participant, in the participant's name or in joint tenancy, the number of whole shares of Common Stock acquired on exercise of an option on the first day following the term of an Option.

The option price per share is equal to the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant.  The following summarizes the fair market value of the Company's Common Stock at the Date of Exercise and the Date of Grant as well as the discounted price offered to employees under the Plan for the fiscal years ended June 30, 2001, 2000 and 1999:
	Fair Market		Discounted
Date	Value	Discount	Price

Fiscal Year Ended June 30, 2001:
Date of Grant, July 1, 2000	$13.00	$1.95	$11.05
Date of Exercise, June 30, 2001	$16.73	$2.50	$14.23

Fiscal Year Ended June 30, 2000:
Date of Grant, July 1, 1999	$18.88	$2.84	$16.04
Date of Exercise, June 30, 2000	$13.31	$2.00	$11.31

Fiscal Year Ended June 30, 1999:
Date of Grant, July 1, 1998	$21.88	$3.28	$18.60
Date of Exercise, June 30, 1999	$18.94	$2.84	$16.10

            Contributions to the Plan

Eligible employees may contribute annually to the Plan up to the smaller of (1) 7.5% (or another percentage as established by the Committee) of their annual compensation (not including incentives, bonuses, overtime, extended work-week premiums or other special payments, fees or allowances) or (2) an amount which complies with the $25,000 IRC Section 423(b) limitation discussed previously.

Participant Accounts

All payroll deductions and payments during the term of an Option are held in the general assets of the Company and credited to a special account established under the Plan in the employee's name.  No interest is paid or credited to amounts accumulated in the special account under the Plan.  On the first business day following the term of an Option, the Company issues whole shares of Common Stock in return for the funds accumulated in the special account under the Plan.  Any balance in the special account after the Common Stock is issued is refunded to the employee.

            Withdrawals

An employee can withdraw from the Plan at any time with proper notice.  Withdrawal from the Plan is also effected by termination of service with the Company.  Employees are entitled to a full refund of monies previously withheld under the Plan during the current Plan fiscal year upon withdrawal.

Stock Subject to the Plan

The Common Stock which may be issued pursuant to Options under the Plan is limited to 2,400,000 shares of Common Stock.  After the stock Options are exercised under the Plan for the fiscal year ended June 30, 2001, the remaining number of shares which may be issued pursuant to the Plan is 1,320,478 as is illustrated below:
	Fiscal Year Ended June 30,

	2001	2000	1999	Since Inception of Plan

Stock issuable under the Plan at the beginning of the fiscal year	1,394,310	1,492,977	1,579,382	2,400,000
Stock options exercised for the fiscal year	(73,832)	(98,667)	(86,405)	(1,079,522)

Remaining stock issuable at end of fiscal year	1,320,478	1,394,310	1,492,977	1,320,478

(3)       Stock and Cash Payable to Participants

For the fiscal years ended June 30, 2001, 2000 and 1999, participant deductions under the Plan amounted to $818,398, $1,117,924 and $1,396,646, respectively.  Utilizing the discounted exercise price of the Common Stock offered to participants ($11.05, $11.31 and $16.10 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively), these deductions were used to purchase 73,832, 98,667 and 86,405 whole shares of Common Stock for participants for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.  The cash remaining in the Plan after purchasing whole shares ($2,554, $2,000 and $5,525 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively) was refunded to employees as part of their August 1, 2001, August 1, 2000 and August 1, 1999 payroll checks, respectively.  Stock certificates issued to participants on July 1, 2001, July 1, 2000 and July 1, 1999 from the exercise of options for the fiscal years ended June 30, 2001, 2000 and 1999, respectively, were mailed to participants by EquiServe, the Company's transfer agent.

(4)       Wisconsin Central Transportation Corporation Employee Stock Options

Options owned by the Plan at June 30, 2001 and 2000 (the Date of Exercise for each of the fiscal years ended June 30, 2001and 2000) are stated in the Statement of Net Assets Available for Plan Benefits at the fair market value of the Common Stock on these Exercise Dates ($16.73 and $13.31, respectively) as reported by the NASDAQ National Market System.

(5)       Unrealized Appreciation in Employee Stock Options

The unrealized appreciation in the value of the stock Options is the increase in the fair market value of the Company's Common Stock from the Date of Grant to the Date of Exercise multiplied by the number of Options exercised.  For the fiscal year ended June 30, 2001, the unrealized appreciation amounted to $3.73 per share.  For the fiscal years ended June 30, 2000 and 1999, there was no unrealized appreciation as of the Date of Exercise.  The 15% discount on the purchase price of the Common Stock, which amounted to $1.95, $2.00 and $2.84 per share for the fiscal years ended June 30, 2001, 2000 and 1999, respectively, was unrealized.

WISCONSIN CENTRAL TRANSPORTATION CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN CENTRAL TRANSPORTATION CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Date: September 28, 2001	By: /s/ Walter C. Kelly

Walter C. Kelly
Vice President, Finance and
Chief Financial Officer,
North American Subsidiaries

INDEX TO EXHIBITS

		Sequentially
		Numbered
Exhibit No.	Description	Page

23	Consent of Independent Public Accountants	9